SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                  ALDILA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    014384101
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                                 (CUSIP number)

                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 7, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.  014384101                   13D                   Page 2 of 10 Pages
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================================================================================

      1        NAME  OF  REPORTING  PERSONS
               I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES ONLY)

                              ACQUISITOR  PLC
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                     (b) |_|
--------------------------------------------------------------------------------
      3        SEC  USE  ONLY
--------------------------------------------------------------------------------
      4        SOURCE  OF  FUNDS
                        WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO  ITEM  2(d)  OR  2(e)  |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
                        UNITED  KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF           7        SOLE  VOTING  POWER
    SHARES                              -0-
BENEFICIALLY      --------------------------------------------------------------
OWNED  BY  EACH
  REPORTING
 PERSON  WITH          8        SHARED  VOTING  POWER
                                        -0-
                  --------------------------------------------------------------

                      9        SOLE  DISPOSITIVE  POWER
                                        -0-
                  --------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                                        -0-
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
                        -0-
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES   |_|
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                        0%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON
                        CO
================================================================================


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CUSIP  No.  014384101                   13D                   Page 3 of 10 Pages
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         The  following  constitutes  Amendment  No.  1  to  the  Schedule  13D filed by Acquisitor plc (the "Reporting Person"). The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

Item 5.  Interest  in  Securities  of  the  Issuer.
         -----------------------------------------

         Item  5(a) is amended in its entirety  to  read  as  follows:

         Item 5(a) As of the close of business on October 7, 2002 the Reporting Person beneficially owns 0 shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

         Item 5(c) is amended  to  include  the  following:

         Item 5(c) In the last 60 days, the Reporting Person effected no transactions in the Common Stock other than as follows:

         On October 7, 2002, the Reporting Person privately sold 267,633 shares of the Issuer to Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") at $5.1058 per share in shares of Acquisitor for each share of the Issuer.

         Item 5(e) is  added to read  as  follows:

         Item 5(e) On October 7, 2002, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

         Item 6 is added to read  as  follows:

         On September 26, 2002, Acquisitor made an offer to purchase, inter alia, all of the shares of Common Stock owned by the Reporting Person, on September 30, 2002, the Reporting Person accepted such offer and on October 7, 2002, the parties entered into an Amendment to Subscription Agreement. Copies of the Offer Letter, the Subscription Agreement and the Amendment to Subscription Agreement are attached hereto as Exhibits (a), (b) and (c), respectively, and incorporated by reference herein.

         Item 7 is added to read as follows:

Item 7.  Material  to  be  Filed  as  Exhibits.
         -------------------------------------

         The  following  documents  are  filed  herewith:

                  (a) Offer Letter dated September 26, 2002 by and between the Reporting Person and Acquisitor.

                  (b) Subscription Agreement dated September 30, 2002 by and between the Reporting Person and Acquisitor.

                  (c) Amendment to Subscription Agreement dated October 7, 2002 by and between the Reporting Person and Acquisitor.

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CUSIP  No.  014384101                   13D                   Page 4 of 10 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 2002


                                        ACQUISITOR  PLC


                                        By:  /s/  Duncan Soukup
                                             -----------------------
                                        Name:   Duncan Soukup
                                        Title:  Managing Director

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CUSIP  No.  014384101                    13D                  Page 5 of 10 Pages
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                                  Exhibit Index

         The following documents are filed herewith:

                                Exhibit                                     Page

                  (a)  Offer Letter dated September 26, 2002 by and          6
between the Reporting Person and Acquisitor.

                  (b)  Subscription  Agreement  dated September 30,          8
2002 by and between the Reporting Person and Acquisitor.

                  (c)  Amendment to Subscription Agreement dated             10
October 7, 2002 by and between the Reporting Person and Acquisitor.

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CUSIP  No.  014384101                    13D                  Page 6 of 10 Pages
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                       ACQUISITOR HOLDINGS (BERMUDA) LTD.

            CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM 11 BERMUDA
              TELEPHONE: (441) 295 1422   FACSIMILE: (441) 292 4720



September 26, 2002


Acquisitor  plc
190  Strand
London
WC2R  1JN
ENGLAND


Dear  Sir/Madam

Offer of 27,671,450 Ordinary Shares of Acquisitor Holdings (Bermuda) Ltd.

We hereby offer to issue to you, as a shareholder of Acquisitor Holdings (Bermuda) Ltd., 27,671,450 ordinary shares of Acquisitor Holdings (Bermuda) Ltd. of a par value of 0.01 Pounds each in respect of and in proportion to your existing shares in Acquisitor Holdings (Bermuda) Ltd. We will accept as consideration for this issue the transfer of assets and investments owned by Acquisitor plc as listed in the enclosed document, which are valued at approximately 10,900,000 Pounds (subject to adjustment on or about the date such shares are subscribed).

Yours  faithfully
ACQUISITOR HOLDINGS (BERMUDA) LTD.


/s/  Timothy Lovell



Enc.

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CUSIP  No.  014384101                    13D                  Page 7 of 10 Pages
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                           ACQUISITOR PLC INVESTMENTS


Amount  of  Shares              Company Name

551,700                         Air Methods Corporation
267,633                         Aldila, Inc.
116,300                         Michael Baker Corporation
1,150,434                       Colorado MEDtech, Inc.



                              ACQUISITOR PLC ASSETS



              Cash - 2.9 million Pounds, Sterling and Sterling equivalent

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CUSIP  No.  014384101                    13D                  Page 8 of 10 Pages
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                             SUBSCRIPTION AGREEMENT



TO:     The  Directors  of
        Acquisitor Holdings (Bermuda) Ltd. (the "Company")


Further to your offer letter dated September 26, 2002, we hereby accept your offer and request you to allot to us 27,671,450 ordinary shares of the Company of a par value of 0.01 Pounds, the consideration to be settled by the transfer of assets and investments owned by Acquisitor plc which are valued at 10,900,000 Pounds (subject to adjustment on or about the date the shares are allotted), such shares being fully paid upon issue. The list of said assets and investments are set out in the enclosed list.

We agree to take the said shares subject to the Memorandum of Association and the Bye-Laws of the Company and authorise you to enter the following name and address in the Share Register of the Company:

Acquisitor  plc
190  Strand
London
WC2R  1JN
ENGLAND



/s/  Timothy  Lovell

Authorised Signatory for
Acquisitor plc


Dated:  30 September, 2002

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CUSIP  No.  014384101                    13D                  Page 9 of 10 Pages
---------------------                                         ------------------




ACQUISITOR  PLC  INVESTMENTS


Amount of Shares                Company Name

551,700                         Air Methods Corporation
267,633                         Aldila Inc.
116,300                         Michael Baker Corporation
1,150,434                       Colorado Medtech Inc.



ACQUISITOR  PLC  ASSETS



              Cash - 2.9 million Pounds, Sterling and Sterling equivalent

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CUSIP  No.  014384101                    13D                 Page 10 of 10 Pages
---------------------                                        -------------------


                                  AMENDMENT TO
                             SUBSCRIPTION AGREEMENT



To:    The  Directors  of
       Acquisitor Holdings (Bermuda) Ltd. (the "Company")
       Clarendon  House
       2  Church  Street
       Hamilton  HM  11
       Bermuda

                                                                 October 7, 2002

Dear  Sirs

We refer to the Subscription Agreement dated 30 September 2002 entered into between the Company and Acquisitor plc ("Subscription Agreement").

It is hereby agreed that the Subscription Agreement shall be amended so that the consideration for the allotment to Acquisitor plc of 27,671,450 ordinary shares of 0.01 Pounds each in the Company shall be settled by the transfer of the assets and investments set out below (and not the assets and investments listed in the list attached to the Subscription Agreement):-

                           ACQUISITOR PLC INVESTMENTS

Amount  of  Shares                   Company  Name
719,700                              Air  Methods Corporation
267,633                              Aldila,  Inc.
116,300                              Michael Baker Corporation
1,150,434                            Colorado MEDtech, Inc.

                              ACQUISITOR PLC ASSETS

Net cash - approximately U.S.$3,525,331 in Pounds Sterling, U.S. Dollars and their equivalents


Yours  faithfully



/s/  Duncan Soukup
Authorised signatory for Acquisitor plc


We hereby agree to the amendments proposed to be made to the Subscription Agreement set out in this letter.




/s/  Duncan Soukup
Authorised signatory for Acquisitor Holdings (Bermuda) Ltd.